                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] Annual Report Pursuant to Section l5(d) of the
                         Securities Exchange Act of 1934


             [ ] Transition Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2000



                           Commission file number 1-12



               Full title of the Plan and the address of the Plan,
                if different from that of the issuer named below:



                   The Quaker 401(k) Plan for Hourly Employees


Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                             The Quaker Oats Company
                                P.O.. Box 049001
                          Chicago, Illinois 60604-9001

Item 1.    See Item 4.

Item 2.    See Item 4.

Item 3.    See Item 4.

Item 4.    Financial Statements and Exhibits

           (a)    Financial Statements

                  The Quaker 401(k) Plan for Hourly Employees is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

           (b)    Exhibit

                  Consent of Independent Public Accountants - Washington, Pittman & McKeever, LLC.


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                     The Quaker 401(k) Plan for Hourly Employees
                                     -------------------------------------------
                                     (Name of Plan)



                                     /s/ Pamela S. Hewitt
                                     -------------------------------------------
                                     (Pamela S. Hewitt)
                                     Senior Vice President - Human Resources


                                     /s/ Kathryn McGrath
                                     -------------------------------------------
                                     (Kathryn McGrath)
                                     Director - Compensation & Benefits




Date: June 22, 2001

                                  Exhibit Index
                                  -------------

Exhibit                                                   Paper (P) or
Number            Description                            Electronic (E)
-------           -----------                            --------------

  (a)             The Quaker 401(k) Plan                         E
                  for Hourly Employees
                  Financial Statements as of
                  December 31, 2000 and 1999

  (b)             Consent of Independent                         E
                  Public Accountants

                                                                     Exhibit (a)











                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

                   TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                        AS OF DECEMBER 31, 2000 AND 1999




                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----

  INDEPENDENT AUDITOR'S REPORT                                             6

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                          7

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                8

  NOTES TO FINANCIAL STATEMENTS                                           9-21





Note: Supplemental schedules are either inapplicable for the twelve months ended December 31, 2000, or are not required because they are filed as part of The Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust), in which this Plan participates.

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrative Committee of
THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES of The Quaker Oats Company

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker 401(k) Plan for Hourly Employees (Plan), as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.


                                         /s/ WASHINGTON, PITTMAN & MCKEEVER, LLC
                                             WASHINGTON, PITTMAN & MCKEEVER, LLC

CHICAGO, ILLINOIS
JUNE 22, 2001

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                             (dollars in thousands)


          ASSETS                                      December 31, 2000    December 31, 1999
                                                      -----------------    -----------------
Plan interest in Quaker Master Trust, at fair value      $182,332              $142,044
                                                         --------               -------
NET ASSETS AVAILABLE FOR BENEFITS                        $182,332              $142,044
                                                         ========              ========

                 See accompanying notes to financial statements.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                             (dollars in thousands)


ADDITIONS

Investment income:
     Dividends                                               $  3,968
     Interest                                                      99
     Interest on participant loans                                584
     Net appreciation in the fair value of assets              36,337
                                                             --------
       Total investment income                                 40,988

Contributions:
     Participant                                               10,217
     Employer                                                   2,528
     Rollovers                                                    383
                                                             --------
       Total contributions                                     13,128

                                                             --------
         Total additions                                       54,116
                                                             --------

DEDUCTIONS

Distributions to participants                                  12,055
Dividends to participants                                       1,753
Administrative expenses                                            20
                                                             --------
         Total deductions                                      13,828
                                                             --------

Increase in net assets                                         40,288

Net assets available for benefits, beginning of period        142,044
                                                             --------


NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD             $182,332
                                                             ========





                 See accompanying notes to financial statements.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

The following brief description of The Quaker 401(k) Plan for Hourly Employees
(Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

GENERAL

The Plan was adopted by The Quaker Oats Company (Company) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan's Administrative Committee which is appointed by the Board of Directors of the Company. The Plan's trustee is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's Administrative Committee appointed Fidelity Management Trust Company (FMTC) as the trustee and Fidelity Institutional Retirement Services Company as the record-keeper for the Plan.

PLAN EXPENSES

The Company pays certain administrative expenses for record-keeping services. Participants' account balances are reduced for investment management fees and other direct expenses.

ELIGIBILITY

Under the current terms of the Plan, designated hourly employees of the Company are eligible to participate in the Plan on their first day of service.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

INVESTMENT FUNDS

As of December 31, 2000 and 1999, participants may invest in one or more of the following 13 investment funds:

     FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

     This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share and to provide current income, but there is no guarantee it will do so.

     PIMCO TOTAL RETURN FUND - ADMINISTRATIVE CLASS

     This fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

     FIDELITY'S U.S. EQUITY INDEX COMMINGLED POOL

     This fund primarily invests in the common stocks of the 500 companies that comprise the Standard and Poor's 500 Index (S&P 500). The fund seeks to approximate the composition and total return of the S&P 500.

     ICAP DIVERSIFIED FUND

     This fund primarily invests in large-capitalization stocks. The fund seeks to achieve a total return greater than the S&P 500 with an equal or lesser degree of risk than the S&P 500.

     NEUBERGER & BERMAN PARTNERS TRUST

     This fund invests in common stocks of established medium- to large-capitalization companies, using a value-oriented investment approach. The fund seeks to provide capital growth.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

     FIDELITY LOW-PRICED STOCK FUND

     This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

     FIDELITY DIVERSIFIED INTERNATIONAL FUND

     This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms in their countries. This fund seeks long-term capital growth.

     MORGAN STANLEY INSTITUTIONAL FUND, INC. - GLOBAL EQUITY PORTFOLIO CLASS B

     This fund invests in a diversified mix of stocks throughout the world, selected after detailed analysis by local country investment experts. The fund's portfolio may have some exposure to emerging markets, which pose greater risks due to less developed political and economic situations and less liquid markets. The fund seeks long-term capital growth.

     QUAKER STOCK FUND

     This fund pools a participant's money with that of other participants to buy shares of Quaker common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of the Company.

     The Quaker Stock Fund is an employee stock ownership plan and, as such, participants may be paid quarterly cash dividends from the Quaker Stock Fund and, when paid, the Company is eligible for a corresponding tax deduction.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

     FIDELITY ASSET MANAGER: INCOME

     This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.

     FIDELITY ASSET MANAGER

     This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

     FIDELITY ASSET MANAGER: GROWTH

     This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

     FIDELITY BROKERAGELINK

     BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the participant's Plan account. Through this account, participants have access to a wide range of additional investments.

Effective November 15, 2000, the following three new investment options were added to the Plan:

     FIDELITY BLUE CHIP GROWTH FUND

     This fund primarily invests in common stocks of well-known companies and primarily invests at least 65% of the fund's total assets in Blue Chip companies that the fund manager believes have above-average growth potential. This fund seeks to increase the investment value over the long term through capital growth.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

     MAS MID CAP GROWTH FUND (INSTITUTIONAL CLASS)

     This fund invests primarily in common stocks of small- to mid-sized companies that are growing rapidly and are expected to continue to grow and perform well. This fund seeks to increase the investment over the long term through price appreciation.

     SPARTAN EXTENDED MARKET INDEX FUND

     This fund primarily invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index (Wilshire 4500). This fund seeks to provide investment results that correspond to the total returns of stocks of mid- to small-cap U.S. companies.

Effective February 1, 2001, the Neuberger & Berman Partners Trust Fund and the Morgan Stanley Institutional Fund, Inc. - Global Equity Portfolio Class B Fund will no longer be available as investment options of the Plan. All balances and future contributions in these two investment options, as of January 31, 2001, will be transferred to other existing funds of the Plan which share similar investment objectives. The assets of the Neuberger & Berman Partners Trust Fund will be transferred to the ICAP Diversified Fund and the assets of the Morgan Stanley Institutional Fund, Inc. - Global Equity Portfolio Class B Fund will be transferred to the Fidelity Diversified International Fund.

CONTRIBUTIONS

The Plan allows participants to contribute 1 percent to 15 percent of their earnings, in whole percentage increments, to the Plan before Federal and most state withholding taxes are computed. A participant's contributions of up to 4 percent of his/her eligible earnings are matched with a 50 percent company contribution. The Plan also provides for discretionary cash contributions by the Company.

Participants direct the investment of their contributions to one or more of the 16 investment options and may change their investment elections daily. In addition, participants may transfer or exchange their investment amounts between funds on a daily basis.

Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or the participant's beneficiary.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Each participant account is also charged with an allocation of investment management fees and other direct expenses. Allocations are performed daily and are based on participant earnings or account balances in each fund.

VESTING

Participants are immediately vested in both their voluntary contributions and the Company's contributions as well as the actual earnings thereon.

DISTRIBUTIONS

Participants may elect in writing to receive a distribution of all or a portion of their accounts if they are at least age 59-1/2 or if they are totally and permanently disabled, as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the higher education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan may distribute the participant's account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70-1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways:
(a) in a lump sum; (b) in a partial distribution, with the balance in installments; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin, as determined by the Internal Revenue Service regulations.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 or less, an automatic lump-sum distribution may be made as soon as practicable after the end of the Plan year in which termination occurs.

All dividends received with respect to Company stock held on the record date in a participant's employee stock ownership accounts, currently referred to as the Quaker Stock Fund, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50 percent of their account balance or $50,000, whichever is lower. Loan transactions are treated as a transfer to (from) the investment from
(to) the Participant Loan Fund. Loan terms range from one year to five years for personal loans or from six to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest at the prime lending rate plus one percent, as determined by the Plan's administrator. Interest rates during the year ended December 31, 2000, ranged from 9.50 percent to 10.50 percent. Principal and interest are paid ratably according to a regular payment schedule, directly through payroll deductions for active employees.

PLAN TERMINATION

While the Company has not expressed intent to terminate the Plan, the Plan may be terminated at any time by action of the Company's Board of Directors. In the event of the Plan's termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

BENEFIT CLAIMS PAYABLE

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, distributions are recorded in the period such amounts are authorized to be paid to participants.

Such treatment may result in a difference between the Plan's Form 5500 and the accompanying financial statements. For the years ended December 31, 2000 and 1999, there were no such differences.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

The fair value of the Plan's interest in the Quaker Master Trust (Master Trust) is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 1). Quoted market prices are used to value investments in the Master Trust.

The purchase and sale of investments, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions and investment management fees increase the cost or decrease the sale proceeds on the transactions. Interest income is recorded as earned and dividend income is recorded as of the record date.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The effective date of SFAS No. 133, as amended, is for fiscal years beginning after June 15, 2000. As such, the Plan is not required to adopt SFAS No. 133 until January 1, 2001. The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal; as a result, the Plan's management believes the adoption of this Statement will have no impact on the Plan's financial statements.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates and assumptions.

RECLASSIFICATIONS

Certain previously reported amounts have been reclassified to conform to the current presentation.

CHANGE IN REPORTING OF INVESTMENTS

For the year ended December 31, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which was issued in September 1999. This statement simplifies disclosure requirements, eliminating previously required disclosures for participant-directed investment programs. As a result, the Plan has eliminated "by-fund" disclosures in the accompanying financial statements.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 3 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in funds which invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 4 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999. The Company intends to file for a new determination letter later in 2001.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments available in the Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the trustee as defined by the Plan. Also, the Master Trust holds investment in shares of the Company's stock in the Quaker Stock Fund and Employee Stock Ownership Funds. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

NOTE 6 - PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Salaried Employees were combined in the Quaker Master Trust in order to realize certain administrative efficiencies. Investment income, investment management fees and other direct expenses relating to the Quaker Master Trust are allocated to the individual plans based on the average daily balances of each plan's interest in the investment funds. A separate account is maintained reflecting the equitable share of each plan's participation in each investment fund. At December 31, 2000 and 1999, the Plan's interest in the Quaker Master Trust was approximately 15 percent.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

                             (DOLLARS IN THOUSANDS)


NOTE 6 - PARTICIPATION IN A MASTER TRUST (CONTINUED)

A summary of the assets and liabilities of the Quaker Master Trust as of December 31, 2000 and 1999 was as follows:


                                                       2000           1999
                                                   -----------    -----------
Assets:
Investments, at fair value:
  Quaker common stock                              $   718,274    $   569,086
  Other common stock investments                       166,541        177,049
  Quaker preferred stock                               179,263        134,961
  Other preferred stock investments                         46              8
  Government obligations                                   371            180
   Short-term investments                              195,652        151,690
                                                   -----------    -----------
    Total investments                                1,260,147      1,032,974
Receivables:
  Participant loans receivable                          16,321         15,638
  Accrued income                                         2,304          2,663
  Miscellaneous receivables                              1,683          2,276
                                                   -----------    -----------
    Total receivables                                   20,308         20,577

      Assets held in the Quaker Master Trust       $ 1,280,455    $ 1,053,551

Liabilities:
  Leveraged ESOP notes payable                     $   (40,400)   $   (77,500)
  Leveraged ESOP interest payable                       (1,496)        (2,884)
  Miscellaneous payables and accrued expenses           (4,644)        (2,543)
                                                   -----------    -----------

      Liabilities in the Quaker Master Trust       $   (46,540)   $   (82,927)
                                                   -----------    -----------
      Net assets held in the Quaker Master Trust   $ 1,233,915    $   970,624
                                                   ===========    ===========

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


NOTE 6 - PARTICIPATION IN A MASTER TRUST (CONTINUED)

A summary of the Quaker Master Trust income for the year ended December 31, 2000 was as follows:



Interest                                                  $   1,039
Interest - participant loans                                  1,350
Dividends                                                    26,931
Net realized and unrealized gain (loss) on investments:
     Quaker common stock                                    243,480
     Other common stock investments                          (1,692)
     Quaker preferred stock                                  56,428
     Short-term investments                                  (8,733)
                                                          ---------
         Quaker Master Trust net investment income        $ 318,803
                                                          =========


NOTE 7 - PROPOSED MERGER WITH PEPSICO

The Master Trust invests in Company sponsored stock. As of June 30, 2000, the Plan held an interest in the Quaker Stock Fund. On December 2, 2000, the Company, PepsiCo, Inc. (PepsiCo) and BeverageCo, Inc., a direct wholly-owned subsidiary of PepsiCo, entered into an Agreement and Plan of Merger, which was amended on March 15, 2001 (the merger agreement). Pursuant to the merger agreement and subject to the terms and conditions set forth therein, BeverageCo, Inc. will be merged with and into the Company, with the Company being the surviving corporation of such merger. As a result of the merger, the Company will become a wholly-owned subsidiary of PepsiCo. The merger agreement has been approved by both the boards of directors and shareholders of Quaker and PepsiCo and has received regulatory approvals from the European Commission and regulatory authorities in Argentina, Brazil, Canada, Colombia and Mexico. The merger is still subject to approval by the U.S. Federal Trade Commission and satisfaction of other closing conditions provided in the merger agreement.

At the effective time of the merger, each issued and outstanding share of Quaker common stock will be converted into the right to receive 2.3 shares of PepsiCo common stock, which ratio will be adjusted so as to provide a maximum value of $105 of PepsiCo common stock for each share of Quaker common stock. If the value to the Company's common shareholders falls below $92 per share of Quaker common stock, there is a provision for the Company to terminate the merger agreement if PepsiCo does not timely exercise its option to avoid termination by increasing the exchange ratio to ensure the Company's common shareholders receive a value of $92 per share of Quaker common stock.

                             THE QUAKER OATS COMPANY

                   THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 7 - PROPOSED MERGER WITH PEPSICO (CONTINUED)

For more information regarding this transaction, refer to the caption "Change in Control Arrangements" found under Part III of the Company's Form 10-K Annual Report to shareholders for the year ended December 31, 2000, and the joint proxy statement/prospectus related to the merger, filed with the Securities and Exchange Commission on March 21, 2001, and first mailed to the Company's shareholders on or about March 22, 2001.

                                                                     Exhibit (b)




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement of The Quaker 401(k) Plan for Hourly Employees on Form S-8 of our report dated June 22, 2001, on our audits of the financial statements of The Quaker 401(k) Plan for Hourly Employees as of December 31, 2000 and 1999, and for the year ended December 31, 2000, which report is incorporated by reference in this Annual Report on Form 11-K.

We have not audited any financial statements of The Quaker 401(k) Plan for Hourly Employees subsequent to December 31, 2000 or performed any audit procedures subsequent to the date of our report.





                                        /s/ WASHINGTON, PITTMAN & MCKEEVER, LLC
                                            WASHINGTON, PITTMAN & MCKEEVER, LLC


Chicago, Illinois
June 22, 2001